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                                                                  Exhibit (d)(9)

                       First Amended Umbrella Agreement
                                - "Agreement" -


                                    between



                             Tutogen Medical GmbH
                     a German Corporation with offices at
            Wetterkreuz 19 a, D-91058 Erlangen-Tennenlohe, Germany
                               - "Tutogen GmbH"-

                                      and

                             Tutogen Medical, Inc.
                     a Florida Corporation with offices at
            13709 Progress Boulevard, Alachua, Florida, 32615, USA
                              - "Tutogen Inc." -


      Tutogen GmbH and Tutogen Inc. hereinafter referred to as "Tutogen"

                               one the one hand

                                      and

                               on the other hand


                            Sulzer Spine-Tech, Inc.
                    a Delaware Corporation with offices at
         7375 Bush Lake Road, Minneapolis, Minnesota, 55439-2027, USA
                               - "Spine-Tech" -


                                      and


                               Sulzer Medica AG
                      a Swiss Corporation with offices at
               Zuricher StraBe 12, 8401 Winterthur, Switzerland
                              - "Sulzer Medica" -


       Spine-Tech and Sulzer Medical hereinafter referred to as "Sulzer"

            Tutogen and Sulzer hereinafter referred to as "Parties"

Witnesseth:
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WHEREAS, Tutogen and Sulzer intend to enter into various agreements as to supplies of services in the U.S. and distribution of xenograft and donated allograft tissue products in the rest of the world ("XUS"), and into a product development and licence agreement and an option agreement;

WHEREAS, Sulzer and Tutogen want to establish a contractual order of the aforementioned agreements;

NOW, THEREFORE the Parties hereby agree as follows:

1.   Definitions

1.1 "U.S. Service Agreement" shall mean the First Amended US Service Agreement entered into between Tutogen Inc. and Spine-Tech.

1.2 "International Distribution Agreement" shall mean the First Amended International Distribution Agreement entered into between Tutogen GmbH and Spine-Tech.

1.3 "Option Agreement" shall mean the First Amended Option Agreement entered into between Tutogen Inc. and Sulzer Medica.

1.4 "Processed Tissue Development and Licence Agreement" shall mean the First Amended Processed Tissue Development and License Agreement entered into between Tutogen Medical and Spine-Tech.

1.5 "Agreements" shall mean all agreements defined in 1.1 to 1.4 and this First Amended Umbrella Agreement ("Umbrella Agreement").

1.6 "Attachments" shall mean all schedules, attachments, future amendments, whatsoever, related one or more of the Agreements.

1.7  "Contractual Documents" shall mean all Agreements and all Attachments.
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2.   Order of Precedence

2.1 The order of precedence between the Contractual Documents is listed hereinafter. The Contractual Document with the lower figure shall supersede, in the event of a conflict in interpretation, all Contractual Documents with higher figures:

     1.   Umbrella Agreement

     2.   For US: US Service Agreement
          For XUS: International Distribution Agreement
          For US and XUS: Processed Tissue Development and Licence Agreement (these three contractual documents shall have the same level of precedence)

     3.   Option Agreement

2.2 All Attachments shall have the same level of precedence as the Agreement to which the Attachment belongs. Within a particular Agreement the attachment with the lower figure shall supersede all attachments with higher figures, unless expressly stated otherwise.

3.   Exchange Rate

     Prices are calculated on the basis of USD. Payments are to be effected in such a way that on the date on which a German bank receives the remittance, the DM amount corresponding to the aforementioned exchange rate will be the effective exchange rate.

4.   Euro

     Provided that payments are to be made in Euro as indicated in the respective Agreement, the following applies: as long as the Deutsche Mark continues as a "denomination" of the Euro, then as of the time of the Euro's introduction, invoices and payments between the Parties shall only be in the Euro. In each case the official conversion rate shall prevail. The effectiveness of this contract will not be affected by the introduction of the Euro.
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5.   Termination

5.1 Notwithstanding the provision set forth in sec. 5.2 of this Agreement, if a party terminates one of the Agreements, the other party is entitled to terminate all other Agreements, irrespective of the reason for the first party to terminate the particular Agreement.

5.2 If one or more Agreements are terminated, each Party shall on first demand of the other Party return to the other Party all documentation bearing Confidential Information received by such Party from such other Party during the term of the particular Agreement. Any unfinished business activities pending at the time when the termination becomes effective shall be carried out pursuant to the particular Agreement.

5.3 Section 5.1 of the Processed Tissue Development and License Agreement shall remain valid also after termination of one or more of the Agreements.

6.   Miscellaneous Provisions

6.1 Entire Agreement. All five (5) Agreements as defined in 1.5, all between the Parties or their Affiliates, embody the final, complete, and exclusive understanding between the Parties and supersedes all previous agreements, understandings, or arrangements between the Parties with respect to its subject matter. No modification or waiver of any terms or conditions hereof, nor any representations or warranties will be of any force or effect unless such modification or waiver is in writing and signed by an authorized officer of the party against whom enforcement is sought.

6.2  Force Majeure.  Neither party will be liable to the other for its failure to perform any of its obligations under this Agreement only during any period in which such performance is delayed because of, or rendered impracticable or impossible due to, circumstances beyond its reasonable control, including but not limited to, strike, fire, flood, earthquake, windstorm, governmental acts or orders or restrictions (including acts of regulatory authorities and changes in the regulatory scheme for a Product), failure of suppliers, or any other reason to the extent that the failure to perform is beyond the reasonable control and not
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     caused by the negligence or willful misconduct of the non-performing party, provided that the party experiencing the delay promptly notifies the other of the delay.

6.3 Notices. All notices concerning this Agreement will be written in the English language and will be deemed to have been received (a) two days after being properly sent by commercial overnight courier, or (b) one day after being transmitted by confirmed facsimile, in each case addressed to the address below:

     If to Tutogen:

     Tutogen Medical, Inc.
     Wetterkreuz 19 A
     D-91058 Erlangen-Tennerlohe
     GERMANY
     Attention: President and CEO
     Telephone: 49 9131 7901-10
     Facsimile: 49 9131 7901-12

     With a copy to:

     Dr. Dirk Lange
     Foerster + Rutow
     Irrerstr. 17-19
     90403 Nurnberg
     GERMANY
     Telephone: 49 (911) 23 569 00
     Facsimile: 49 (911) 23 569 11

     If to Sulzer:

     Sulzer Medica A.G.
     Zurcherstrasse 12
     8401 Winterthur
     SWITZERLAND
     Attention: President and CEO
     Telephone: 41 52 262 53 50
     Facsimile: 41 52 262 00 59

     With a copy to:

     Sulzer Medica USA Inc.
     3 East Greenway Plaza, Suite 1600

     Houston, Texas 77046
     U.S.A.
     Attention:  General Counsel
     Telephone:  (713) 561-6365
     Facsimile:  (713) 561-6380
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6.4  Governing Law. Recognizing that the laws within the United States and international jurisdictions vary in their content and effect with respect to similar subject matter, and that the Parties desire uniformity and predictability in interpretation and enforcement of this Agreement and related agreements with international scope made contemporaneously by the Parties and their Affiliates, the Parties have agreed to the following provisions regarding applicable law to govern this Agreement: All matters affecting the interpretation, form, validity, and performance of this Agreement shall be decided under the laws of Switzerland (without application of the United Nations Convention on the International Sale of Goods).

6.5 Partial Invalidity. In the event that any provision of this Agreement will be unenforceable or invalid under any applicable law or be so held by applicable court decision, such unenforceability or invalidity will not render this Agreement unenforceable or invalid as a whole, and, in such event, such provision will be changed and interpreted so as best to accomplish the objectives of such unenforceable or invalid provision within the limits of applicable law or applicable court decisions.

6.6 Independent Contractors. Each party will act as an independent contractor under the terms of this Agreement. Neither party is, nor will it be deemed to be, an employee, agent, partner, co-venturer, or legal representative of the other for any purpose.

6.7 Nonassignability. Neither this Agreement nor any of the rights, interests, duties, or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by any party without the prior written consent of the other party, except that either party may assign this Agreement to an Affiliate of such party; provided that, in no event shall a party assign to an Affiliate less than the entirety of its rights and obligations under this Agreement. Any assignment made in violation of this Section 6.7 will be void and of no effect. Subject to this Section 6.7, this Agreement shall be
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     binding upon, inure to the benefit of, and be enforceable by and against the parties and their Permitted Successors.

6.8 Compliance With Laws. Notwithstanding other provisions in this Agreement regarding failure in compliance with laws, in performing this Agreement, each Party shall comply with all applicable laws and government regulations at all times, including but not limited to any applicable laws and regulations of the United States regarding the export or re-export or release of technology and technical data.

6.9  Arbitration.

     (1) In the event the Parties are unable to resolve any dispute or conflict arising from or relating to this Agreement within thirty (30) days after it is formally presented for resolution by written notice, any party may submit such conflict for resolution to the Chief Executive Officers of the Parties.

     (2) In the event the Chief Executive Officers of the Parties are unable to resolve such conflict within thirty (30) days after having such conflict submitted to them for resolution, the disputes shall be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce in Paris (Rules) by three arbitrators appointed in accordance with the Rules.

     (3) The place of arbitration shall be Zurich. The procedural law of this place shall apply where the Rules are silent.

     (4) The arbitral award shall be substantiated in writing. The arbitral tribunal shall decide on the matter of costs of the arbitration.

     (5)  The language to be used in the arbitral proceedings shall be English.
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6.10  Confidentiality. The Parties acknowledge that by reason of their relationship hereunder, each has had and will continue to have access to certain information and materials concerning the other's business, plans, customers, technology, and/or products that is considered by a party to be confidential ("Confidential Information") and of substantial value to that party, which value would be impaired if such information were disclosed to third Parties. To the extent that such information is considered confidential, the disclosing party will so indicate to the receiving party, in the case of information in documentary or other tangible form, by labeling it conspicuously as "CONFIDENTIAL" (or words of similar import) and in the case of information conveyed verbally, by identifying same in writing within ten days after the first verbal disclosure. Each party agrees that it will not use in any way other than as expressly authorized or contemplated under this Agreement, nor disclose to any third party, any such Confidential Information revealed to it by the other party, and will take commercially reasonable precautions (and will cause its Affiliates to take commercially reasonable precautions) to protect the confidentiality of such information and with no less restrictive precautions than it takes to protect its own confidential information. Each party will disclose Confidential Information only to those of its employees who have a need to know such. If Confidential Information is required to be disclosed in response to an order by a court or other government body, or if otherwise required to be disclosed by law, or if necessary to establish the rights of a party under this Agreement, the receiving party shall use commercially reasonable efforts to provide the disclosing party with advance notice of such required disclosure to give the disclosing party sufficient time to seek a protective order or other protective measures, if any are available, for such Confidential Information. "Confidential Information" does not include information, materials, technical data or know-how which: (i) is rightfully in the possession of the receiving party at the time of disclosure as shown by the receiving party's files and records immediately prior to the time of disclosure; (ii) prior to or after the time of disclosure becomes part of the public knowledge or literature, not as a result of any inaction or action of the receiving party; (iii) is independently developed by a party without the use of
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      any Confidential Information of the other parties; (iv) is obtained from any third party who is authorized to disclose such data and information without obligation of confidentiality, or (v) is approved for release by the disclosing party.

6.11 Public Relations And Announcements. The Parties shall agree upon and issue a press release upon the signing of this Agreement. No party shall issue a press release or any other published statement that refers to another party, its Affiliates or the other party's products without first obtaining the agreement of such other party as to the form and content of the statement, which approval shall be timely and not unreasonably withheld.

In witness whereof, the Parties have each caused this Agreement to be signed and delivered by their duly authorized representatives on the dates set forth below in duplicate, each of which will be treated for all purposes as an original.


Tutogen Medical, Inc.                           Sulzer Spine-Tech, Inc.

Tutogen Medical GmbH


By:     /s/ Manfred Kruger                  By:    /s/ P. Richard Lunsford
   -------------------------------             --------------------------------
     Manfred Kruger, President                   P. Richard Lunsford, President


Date     September 29, 2000                   Date:       September 29, 2000
    ------------------------------                 -----------------------------


     Sulzer Medica A.G.



By:    /s/ Andre P. Buchel
   -------------------------------
     Andre P. Buchel, CEO

By:    /s/ Josef Ruegg
   -------------------------------
     Josef Ruegg


Date:  September 29, 2000
     -----------------------------